FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 2, 2023

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Hermes Treasury Obligations Fund (“TOF”)

Select Shares

Advisor Shares

Administrative Shares

Cash Management Shares

Premier Shares

Federated Hermes U.S. Treasury Cash Reserves (“USTCR”)

Select Shares

Advisor Shares

Administrative Shares

Premier Shares

Federated Hermes Trust for U.S. Treasury Obligations (“TTO”)

Service Shares

(each a “Fund” and collectively, the “Funds”)

1933 Act File No. 033-31602

1940 Act File No. 811-05950

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments that the Staff of the Securities and Exchange Commission (“Staff”) provided regarding the Registrant’s filings as detailed below:

TOF and USTCR Filed on February 24, 2023
Post-Effective Amendment No. 248 under the Securities Act of 1933, as amended
Amendment No. 250 under the Investment Company Act of 1940, as amended
Staff Comments received April 18, 2023

TTO Filed on March 21, 2023
Post-Effective Amendment No 249 under the Securities Act of 1933, as amended
Amendment No. 251 under the Investment Company Act of 1940, as amended
Staff Comments received on April 20, 2023

Unless noted otherwise, comments and responses apply to all Funds.

COMMENT 1. General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

COMMENT 2. Please remember to update the series and class identifiers for the new share classes on EDGAR to reflect the ticker symbols once they are available. See Rule 313 of Regulation S-T.

RESPONSE:

The Registrant will respond as requested.

COMMENT 3. Prospectus - Risk/Return Summary: Fees and Expenses

We note Footnote 1 to each Fund’s fee tables regarding estimated expenses. As these Funds are not new funds (as defined by Form N-1A Item 3 Instruction 6), expenses for each new class should be based on actual Fund expenses. Please explain in correspondence the reason for including this footnote (e.g., there is an expense component that is unique to the new class).

RESPONSE:

The Registrant confirms that “Other Expenses” for the new classes of each Fund are estimated, based, in part, on the current fiscal year expense estimates for each Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of the new share classes, which are primarily based on the Registrant’s projections regarding changes in asset levels related to the new share classes.

Therefore, since the “Other Expenses” listed in the fee tables are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote as written is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 4. Prospectus - Risk/Return Summary: Fees and Expenses

This applies to the Select Shares, Advisor Shares and Premier Shares of TOF and USTCR.

In Footnote 2 of the above-referenced fee tables of each Fund, this Footnote should not be included for classes that are not charging these fees currently.

RESPONSE:

The Registrant confirms that the shareholder services/account administration fee (SSF/AAF) for each Fund’s Select Shares, Advisor Shares and Premier Shares are partially or entirely “dormant” (the “Dormant Fee”). While the Dormant Fee has been approved by each Fund’s Board of Trustees (the “Board”), this Dormant Fee will not be incurred or charged above the noted percentage unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee tables.

Respectfully, the Registrant believes that the presentation of the Dormant Fee in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for each Fund’s investors. The Funds do not, and cannot, include the Dormant Fee in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) the Dormant Fee has been approved by the Board, (2) provides the maximum allowable fee amount, as applicable and (3) discloses that a portion of or the entirety of the Dormant Fee is not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 5. Prospectus - Risk/Return Summary: Fees and Expenses

In Footnote 2 or Footnote 3, as applicable, to each Fund’s fee tables, please delete the references to “voluntary waivers and/or reimbursements” and "on their own initiative" to avoid investor confusion. These references are not permitted or required by Item 3.

RESPONSE:

The Funds’ investment adviser (the “Adviser”) and certain of its affiliates have, voluntarily and on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses and entered into these agreements with the Funds’ Board unless or until the Funds’ Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. Each Fund’s Fee Limit, as defined in Footnote 2 or Footnote 3, as applicable, is the threshold for total fund operating expenses under each Fund’s fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but that those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 6. Prospectus - Risk/Return Summary: Fees and Expenses Example

Please confirm that the example calculations are based on gross expenses. Otherwise, confirm that the waiver is reflected only for the period of time in effect.

RESPONSE:

The Registrant confirms that the calculations reflected in each Fund’s Examples are based upon gross expenses and do not include any fee waivers or expense reimbursements for any period.

COMMENT 7. Prospectus – Summary- What are the Fund Main Investment Strategies?

This comment applies to USTCR.

We note the following language in the summary investment strategy:

“The Fund may temporarily depart from its principal investment strategies for defensive purposes.”

This sentence should not be in the summary investment strategy since it is not a principal strategy of the Fund. It should only be disclosed in the full Item 9 investment strategy since such disclosure is called for there.

RESPONSE:

The Registrant will delete the above noted sentence in the summary investment strategy.

COMMENT 8. Prospectus – Summary- What are the Fund Main Investment Strategies?

With respect to the following strategy disclosure, please revise to read as follows (addition shown bold and underlined):

The Fund will operate as a “government money market fund,” as such term is defined in or interpreted under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”). “Government money market funds” are required to invest at least 99.5% of their total assets in: (i) cash; (ii) securities issued or guaranteed by the United States or certain U.S. government agencies or instrumentalities; and/or (iii) repurchase agreements that are collateralized fully by cash or government securities.

RESPONSE:

The Registrant respectfully submits that the existing disclosure conforms to Rule 2a-7(a)(16) and it is modified by the introductory statement that each Fund is a “government money market fund” as such term is defined or interpreted by Rule 2a-7 which includes the definition of “collateralized fully” under Rule 2a-7(a)(5) to mean collateralized by cash or government securities.  Accordingly, the Registrant believes that the existing disclosure is accurate and respectfully declines to revise the disclosure.

COMMENT 9. Prospectus – Summary- What are the Fund Main Investment Strategies?

With respect to the following disclosure, please revise to read as follows (deletions stricken and additions underlined and bold):

“The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in Treasury ~~investments~~ securities. The Fund will notify shareholders at least 60 days in advance of any change in its investment policy that would enable the Fund to invest, under normal circumstances, less than 80% of its net assets (plus any borrowings for investment purposes) in Treasury ~~investments~~ securities.”

RESPONSE:

The Registrant respectfully notes that each Fund’s Board has previously approved that Fund’s non-fundamental Names Rule limitation and that the Registrant believes the use of “investments” is appropriate. Accordingly, the Registrant respectfully declines to revise the disclosure.

COMMENT 10. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

We note that “Interest Rate Risk” is disclosed. Please consider referencing the current low interest rate environment and its impact to the Fund either in response to Item 4 or Item 9 of Form N-1A.

RESPONSE:

In response to the Staff’s comment, the Registrant has expanded the statutory Interest Rate Risk factor in Item 9 to reflect recent and potential changes in more detail. Accordingly, the Registrant will make the following revision (addition is bold and underlined):

“Interest Rate Risk

“Prices of fixed-income securities rise and fall in response to changes in interest rates. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged.

Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates.  It is difficult to predict the pace at which central banks or monetary authorities may increase interest rates or the timing, frequency, or magnitude of such increases. Any such changes could be sudden and could expose the fixed-income market to heightened volatility and could cause the value of a Fund's investments to decline, potentially suddenly and significantly.  Money market funds try to minimize this risk by purchasing short-term securities. Negative or very low interest rates magnify the risks associated with changes in interest rates. In general, changing interest rates, including rates that fall below zero, have unpredictable effects on markets and expose debt and related markets to heightened volatility and may detract from Fund performance to the extent a Fund is exposed to such interest rates and/or volatility. During periods when interest rates are low or there are negative interest rates, a Fund’s yield (and total return) also is likely to be low or otherwise adversely affected or the Fund may be unable to maintain a positive return, or yield, or minimize the volatility of the Fund’s NAV per share or maintain a stable NAV.”

COMMENT 11. Prospectus - Risk/Return Summary: Performance Bar Chart and Table

This applies to the Select Shares, Advisor Shares and Premier Shares of TOF and USTCR.

We note the disclosure in the introductory paragraph of the Risk/Return Bar Chart which reads:

“It is anticipated that the expense ratio of the [new share class name] class will be lower than the expense ratio of the IS class; accordingly, the actual performance of the [new share class name] class is anticipated to be higher than the performance of the IS class.”

We do not permit a performance presentation adjusted for the lower fees of a new class, we would not permit a statement to the same effect in the narrative disclosure.

Given that the expenses could be different, please consider deleting this sentence.

RESPONSE:

The Registrant will delete the noted sentence.

COMMENT 12. What are the Fund’s Investment Strategies?

Within the first paragraph of each Funds’ statutory strategy please disclose, if applicable, that the investment objective may be changed without shareholder approval. See Form N-1A Item 9(a).

RESPONSE:

Pursuant to Item 9(a) of Form N-1A, registrants must disclose if a Fund’s investment objective is not fundamental such that it may be changed without shareholder approval. The Registrant confirms that the investment objective of each Fund is fundamental and cannot be changed without shareholder approval. Therefore, the Registrant believes that no additional disclosure is required under Form N-1A and respectfully declines to make any changes.

COMMENT 13. Prospectus – Advisory Fees

We note the following disclosure in the first paragraph:

“The Adviser and its affiliates have also agreed to certain "Fee Limits" as described in the footnote to the "Risk/Return Summary: Fees and Expenses" table found in the "Fund Summary" section of the Prospectus.”

Please consider restating the fee limits of each class in this section.

RESPONSE:

The Registrant notes that Item 10(a)(1) of Form N-1A does not require restatement of each Funds’ classes’ fee limits in the noted section of the Prospectus. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Statement of Additional Information

COMMENT 14. Statement of Additional Information: How is the Fund Organized?

The Staff notes the following statement in each Fund’s Statement of Additional Information (SAI):

TOF: “This SAI relates to Advisor Shares, Administrative Shares, Cash Management Shares, Select Shares and Premier Shares.”

USTCR: “This SAI relates to Advisor Shares, Administrative Shares, Select Shares and Premier Shares.”

TTO: “This SAI relates to Service Shares.”

Please confirm whether or not the SAIs are combined with all share classes of each Fund.

RESPONSE:

Each Fund will have two Statements of Additional Information, one for the existing share classes and one for the new share classes. Similarly, each Fund will have two Prospectuses, one for the existing share classes and one for the new share classes.

COMMENT 15. Statement of Additional Information: Investment Objective (and Policies) and Investment Limitations

The Staff notes the following policy under USTCR’s “Issuing Senior Securities and Borrowing Money” and TOF’s “Borrowing Money and Issuing Senior Securities”:

“The Fund may borrow money, directly or indirectly, and issue senior securities to the maximum extent permitted under the Investment Company Act of 1940 (“1940 Act”).”

The Staff further notes the following policies under TTO’s “Borrowing Money” and “Issuing Senior Securities”:

“Borrowing Money

The Fund will not borrow money except as a temporary measure for extraordinary or emergency purposes and then: (a) only in amounts not in excess of 5% of the value of its total assets; or (b) in an amount up to one-third of the value of its total assets including the amount borrowed, in order to meet redemption requests without immediately selling any portfolio instruments (any such borrowings under this section will not be collateralized). This borrowing provision is not for investment leverage but solely to facilitate management of the portfolio by enabling the Fund to meet redemption requests where liquidation of portfolio instruments is deemed to be inconvenient or disadvantageous. Interest paid by the Fund on borrowed funds will not be available for investment.

Issuing Senior Securities

The Fund may issue senior securities to the maximum extent: (1) permitted under the Investment Company Act of 1940; and (2) consistent with the Fund’s investment limitations set forth herein.”

Please include disclosure providing a brief explanation of what is permissible under the 1940 Act.

RESPONSE:

The Registrant will add the below “Additional Information” section in its entirety to each Fund’s SAI as follows:

“Additional Information

As a matter of non-fundamental investment policy regarding certain of the Fund’s investment restrictions, please note the following additional information.

In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings, and provided further that in the event that such asset coverage shall at any time fall below 300% the Fund shall, within three business days, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.

With respect to the borrowing limitation, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation.

COMMENT 16: Statement of Additional Information: Investment Objective (and Policies) and Investment Limitations

The Staff notes the second sentence under the “Concentration” policy:

“The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry. Government securities, municipal securities and bank instruments will not be deemed to constitute an industry.”

Consider clarifying in an explanatory note that municipal securities are those issued by governments or political subdivisions of governments but exclude private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity. See Diversification and Concentration for Tax-Exempt Mutual Funds, Investment Company Act Release No. 9785 (May 31, 1977).

RESPONSE:

The Registrant supplementally notes that the Funds, as government money market funds and in accordance with the requirements of Rule 2a-7, will not invest in municipal securities.  Accordingly, the Registrant believes that an additional explanatory note regarding the treatment of municipal securities for purposes of the Funds’ concentration policies is unnecessary and respectfully declines to incorporate additional disclosure.

COMMENT 17: Statement of Additional Information: Investment Objective (and Policies) and Investment Limitations

The Staff notes the following bolded disclosure in this section:

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

Please disclose the specific voting requirement as defined in the 1940 Act.

RESPONSE:

The Registrant will make the following revisions (additions bold and underlined):

“The above limitations cannot be changed unless authorized by the Board and by the “vote of a majority of the Fund’s outstanding voting securities,” as defined by the 1940 Act, which means the lesser of (a) 67% of the shares of the Fund present or represented by proxy at a meeting if the holders of more than 50% of the outstanding shares are present or represented at the meeting or (b) more than 50% of outstanding shares of the Fund. The following limitations, however, may be changed by the Board without shareholder approval. Shareholders will be notified before any material change in these limitations becomes effective.”

COMMENT 18. Statement of Additional Information: How is the Fund Sold?

With respect to the dormant fee disclosure in the last two paragraphs under “Additional Payments To Financial Intermediaries,” considering removing the information from the footnotes contained in the fee tables.

RESPONSE:

Please see the Registrant’s response to Comment 4, above.

COMMENT 19. Statement of Additional Information: Financial Information (TOF Only)

Please be sure to hyperlink the Semi-Annual Report to Shareholders in each Fund’s final effective SAI.

RESPONSE:

The Registrant will respond as requested.

Part C – Other Information

COMMENT 20. Item 28(a) Declaration of Trust

We provide the following comment on the Registrant’s Declaration of Trust, filed under Item 28(a), specifically with respect to Article VIII Miscellaneous and Section 8.11 Jurisdiction thereunder.

Please disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

RESPONSE:

The Registrant has considered the Staff’s comments and believes that disclosure regarding such information is neither required by Form N-1A nor useful for shareholders. Therefore, the Registrant respectfully declines to make the requested revisions to the Fund’s Prospectus.

COMMENT 21. Item 28(a) Declaration of Trust

We provide the following comments on the Registrant’s Declaration of Trust, filed under Item 28(a), specifically with respect to Article VIII Miscellaneous and Section 8.9 Derivative Actions thereunder. Section 8.9 describes, in addition to any requirements applicable to shareholders of a Massachusetts business corporation, that a Shareholder or Shareholders may bring a derivative action on behalf of the Registrant only if certain conditions are met.

1.	Please disclose these provisions in the Fund’s Prospectus.
2.	Disclosure in the Prospectus should indicate that the provisions in the following sub-items do not apply to claims arising under Federal Securities Laws:

Section 8.9 (b) – First sentence only: Such demand shall be executed by or on behalf of no fewer than three complaining Shareholders, each of which shall be unaffiliated and unrelated (by blood or marriage) to any other complaining Shareholder executing such demand.

Section 8.9 (d) – The Trustees shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholder(s) making such request to reimburse the Trust for the expense of any such advisers in the event that the Trustees determine not to bring such action; and

Section 8.9 (e) – For purposes of this Section 8.9, the Board of Trustees may designate a committee to consider a Shareholder demand. Such committee shall be entitled to retain counsel or other advisers in considering the merits of the request and shall require an undertaking by the Shareholder(s) making such request to reimburse the Trust for the expense of any such advisers in the event that the committee determines not to bring such action;

Section 8.9 (f) – If the demand has been properly made pursuant to this paragraph (a) of this Section 8.9, and a majority of the Trustees, including a majority of the Trustees who are not Interested Persons of the Trust, or, if a committee has been appointed, a majority of the members of such committee, have considered the merits of the claim and have determined that maintaining a suit would not be in the best interests of the Trust or the affected Series, as applicable, the demand shall be rejected and the complaining Shareholders shall not be permitted to maintain a derivative action unless they first sustain the burden of proof to the court that the decision of the Trustees, or committee thereof, not to pursue the requested action was inconsistent with the standard required of the Trustees or committee under applicable law; and

Section 8.9 (g) – First sentence only: No Shareholder may bring a direct action claiming injury as a Shareholder of the Trust, or any Series or Class thereof, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of a Series or Class, unless the Shareholder has suffered an injury distinct from that suffered by Shareholders of the Trust, or the Series or Class, generally.

RESPONSE:

The Registrant has considered the Staff’s comments and believes that disclosure regarding such information is neither required by Form N-1A nor useful for shareholders. Therefore, the Registrant respectfully declines to make the requested revisions to the Fund’s Prospectus.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8831 or Sheryl.McCall@FederatedHermes.com.

Very truly yours,

/s/ Sheryl L. McCall
Sheryl L. McCall
Senior Paralegal
Federated Hermes, Inc.